Thrivent Mutual Funds
625 Fourth Avenue South
Minneapolis, Minnesota 55415

February 18, 2005

VIA EMAIL

Mr. Dominick Minore
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549-0506

RE:    Thrivent Mutual Funds, 1933 Act file no. 33-12911

Dear Mr. Minore:

Thank you for the additional comments on behalf of the staff (the "Staff") of the Securities and Exchange Commission regarding Post-Effective Amendment No. 54 to the registration statement filed on Form N-1A for the above-referenced Registrant. The following is a description of those comments raised by you on behalf of the Staff, along with a description of Registrant's proposed response to each comment. Subject to further comments from the Staff, Registrant represents that it will make the revisions noted below in the post-effective amendment that will be filed prior to the effective date.

  With respect to the previous comments regarding the disclosure regarding whether Registrant accommodates frequent trading and Registrant's proposed additional sentence following the first sentence of the section titled "Abusive Trading Policies and Monitoring Processes," the Staff commented that Registrant should identify the types of transactions for which frequent trading is accommodated. Registrant will insert the following words after "Except as described below": "with respect to automatic investment plans, systematic withdrawal plans, transactions soley in your money market account, or omnibus accounts".

  With respect to the previous comments regarding the disclosure about Registrant's right to cancel a transaction and Registrant's responses thereto, the Staff asked whether "promptly" means within one day. Registrant confirms that any cancellations described in the additional disclosure will be made within one day.

Registrant hereby acknowledges that:

  The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John C. Bjork
John C. Bjork
Assistant Secretary

Thrivent Mutual Funds
625 Fourth Avenue South
Minneapolis, Minnesota 55415

February 18, 2005

VIA EMAIL

Mr. Dominick Minore
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549-0506

RE:    Thrivent Mutual Funds, 1933 Act file no. 33-12911

Dear Mr. Minore:

Thank you for additional comments on behalf of the staff (the "Staff") of the Securities and Exchange Commission regarding Post-Effective Amendment No. 54 to the registration statement filed on Form N-1A for the above-referenced Registrant. The following is a description of those comments raised by you on behalf of the Staff, along with a description of Registrant's proposed response to each comment. Subject to further comments from the Staff, Registrant represents that it will make the revisions noted below in the post-effective amendment that will be filed prior to the effective date.

  With respect to the previous comment regarding the potential for special risks related to the frequent trading in high yield and international funds and Registrant's response that there are no greater risks for those securities because of its fair valuation procedures, the Staff commented that the section titled "Abusive Trading Policies and Monitoring Processes" should specifically reference the potential for greater risks of abusive trading for funds with those types of securities and that those risks are minimized because of Registrant's fair valuation procedures. Registrant proposes to revise the second sentence of the second paragraph of that section to state (with the new language reflected by underlining): "The Funds may use a combination of monitoring shareholder activity and restricting shareholder transactions on certain accounts to combat market timers. The Funds' use of fair value pricing procedures also reduces the opportunities for market timers, especially for the Funds with securities that pose more frequent pricing challenges, such as international securities, high yield securities, and other securities whose market prices may not accurately reflect their fair value (see "Pricing Funds' Shares").

  With respect to the previous comment regarding the disclosure about whether Registrant accommodates frequent trading and Registrant's proposed additional sentence following the first sentence of the section titled "Abusive Trading Policies and Monitoring Processes," the Staff commented that the exception in the first part of the additional sentence may not be necessary. As we discussed, Registrant accommodates frequent trading with respect to automatic investment plans, systematic withdrawal plans, transactions in the money market fund, or omnibus accounts. As a result, Registrant respectfully submits that the proposed revision is appropriate.

  With respect to the previous comment regarding the disclosure about Registrant's right to cancel a transaction and Registrant's response thereto, the Staff commented that Registrant should disclose its policies regarding cancellation in the section titled "Abusive Trading Policies and Monitoring Processes." Registrant proposes to add the following additional sentence to the end of the fifth paragraph of that section: "If it becomes necessary to cancel a transaction of a shareholder whose account has been restricted, the Funds will promptly reverse the exchange or (if the purchase request is not associated with an exchange) refund the full purchase price to the shareholder."

Registrant hereby acknowledges that:

  The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know as soon as possible whether you have any additional comments regarding the above-referenced post-effective amendment.

Very truly yours,

/s/ John C. Bjork
John C. Bjork
Assistant Secretary

February 16, 2005

VIA EMAIL

Mr. Dominick Minore
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549-0506

RE:    Thrivent Mutual Funds, 1933 Act file no. 33-12911

Dear Mr. Minore:

Thank you for taking the time to talk with me yesterday with respect to the comments of the staff (the "Staff") of the Securities and Exchange Commission regarding Post-Effective Amendment No. 54 to the registration statement filed on Form N-1A for the above-referenced Registrant. The following is a description of the comments raised by you on behalf of the Staff, along with a description of Registrant's proposed response to each comment. Subject to further comments from the Staff, Registrant represents that it will make the revisions noted below in the post-effective amendment that will be filed prior to the effective date.

  The Staff asked Registrant to disclose that redemption for small accounts may be at a time that is not favorable to investors. Registrant proposes to add the following sentence prior to the last sentence of that section: "If additional shares are not purchased, any such redemption may be at a time that is not favorable to you."

  The Staff asked Registrant to disclose any special risks related to the frequent trading in its high yield and international funds. There are no greater risks for those funds. As discussed under the section titled "Pricing Funds' Shares" and also in the section titled "Abusive Trading Policies and Monitoring Processes," Registrant will price a security according to fair value procedures approved by the Board of Trustees if the market price of a security is not available or the investment adviser determines that the market price does not accurately reflect its fair value.

  The Staff asked Registrant to disclose in the section titled "Abusive Trading Policies and Monitoring Processes" whether Registrant accommodates frequent trading. Registrant proposes to add the following sentence following the first sentence of that section: "Except as discussed below, the Funds do not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders."

  The Staff asked Registrant to disclose in the section titled "Abusive Trading Policies and Monitoring Processes" whether Registrant's policies apply uniformly. Registrant proposes to add the following sentence as the last sentence in the second paragraph of that section: "Except as noted below, these policies apply uniformly to all shareholders."

  The Staff asked Registrant to clarify in the last sentence of the fourth paragraph of the section titled "Abusive Trading Policies and Monitoring Processes" what is intended by the words "restrict" or "cancel" at the end of that paragraph. Since Registrant discloses that it may restrict the number or frequency of exchanges earlier in the paragraph, it will delete the word "restrict" in the last sentence of the paragraph. Registrant may cancel a purchase request if it mistakenly allowed an order to be processed for an investor whose trading privileges were restricted. If such an order is mistakenly processed, Registrant will cancel the order within one or two days and refund the full purchase price to the investor.

  The Staff commented with respect to the section titled "Pricing Funds' Shares" that Registrant should refer to the Instructions to Item 6(a) with respect to any portion of the Funds shares that are invested in other mutual funds. Registrant proposes to add the following sentence at the end of the third paragraph of that section: "For any portion of a Fund's assets that are invested in other mutual funds, the NAV is calculated based upon the NAV of the mutual funds in which the Fund invests, and the prospectuses for those mutual funds explain the circumstances under which they will use fair value pricing."

  The Staff commented with respect to the section titled "Disclosure of Portfolio Holdings" in the SAI that Registrant should consider moving the fifth paragraph up so it becomes the second paragraph in that section. Registrant will make that change. In the same paragraph, Registrant will add the following sentence as the second-to-the-last sentence of the paragraph, as suggested by the Staff: "Accordingly, all of the persons with whom an arrangement is made for non-public disclosure will have satisfied the aforementioned requirements."

  The Staff commented with respect to the current third paragraph of the section titled "Disclosure of Portfolio Holdings" in the SAI that the list of identified persons should be exclusive. Registrant will remove the ", without limitation," from the second sentence of that paragraph and will remove "certain other parties, such as" from the last sentence of that paragraph.

  The Staff commented that the instructions to Item 11(f) require the Funds to include any policies of the adviser or any other person with respect to the disclosure of the Funds' portfolio securities. The policies described in the section titled "Disclosure of Portfolio Holdings" in the SAI apply to Registrant's affiliated investment adviser and sponsor. Neither Registrant's subadvisers nor any other third party have policies with respect to the disclosure of portfolio securities of its Funds.

  The Staff asked with respect to the current fourth paragraph of the section titled "Disclosure of Portfolio Holdings" whether any of the entities in the current sixth paragraph of that section are "intermediaries that distribute the Fund's shares." They are not. For clarification, Registrant proposes to end the current fourth paragraph after "institutional investors." In the same current fourth paragraph, the Staff commented that the second sentence should be more precise instead of stating "Thrivent does not expect to disclose . . . " Registrant proposes to substitute the words "will not" for the words "does not expect to" in that sentence.

  The Staff commented with respect to Item 11(f)(1)(vi) that the section titled "Disclosure of Portfolio Holdings" should state that any such disclosure is in the best interests of its shareholders. The current fifth paragraph of that section discloses the requirements for non-public disclosure of information, including that Registrant's Chief Compliance Officer or a designated attorney acting upon behalf of Registrant will determine "that the disclosure is in the best interests of the Fund's shareholders."

  The Staff commented that the section titled "Disclosure of Portfolio Holdings" should identify any procedures to monitor the use of the portfolio holdings information that is provided to the entities identified in the current sixth paragraph of that section. Registrant does not have procedures to monitor such use of the portfolio information.

Registrant hereby acknowledges that:

  The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know as soon as possible whether you have any additional comments regarding the above-referenced post-effective amendment.

Very truly yours,

/s/ John C. Bjork
John C. Bjork
Assistant Secretary